UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Hess Midstream LP

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

428103105

(CUSIP Number)

Timothy B. Goodell

Hess Corporation

1185 Avenue of the Americas

New York, NY 10036

(212) 997-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428103105	13D	Page 1 of 8 pages

1	Name of Reporting Person Hess Midstream GP LP
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 898,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 898,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 898,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 1.6%
14	Type of Reporting Person PN

CUSIP No. 428103105	13D	Page 2 of 8 pages

1	Name of Reporting Person Hess Midstream GP LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 898,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 898,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 898,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 1.6%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 428103105	13D	Page 3 of 8 pages

1	Name of Reporting Person Hess Infrastructure Partners GP LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 898,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 898,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 898,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 1.6%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 428103105	13D	Page 4 of 8 pages

1	Name of Reporting Person Hess Investments North Dakota LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 90,629,676
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 90,629,676

11	Aggregate Amount Beneficially Owned by Each Reporting Person 90,629,676
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 61.8%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 428103105	13D	Page 5 of 8 pages

1	Name of Reporting Person Hess Corporation
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 90,629,676
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 90,629,676

11	Aggregate Amount Beneficially Owned by Each Reporting Person 90,629,676
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 61.8%
14	Type of Reporting Person CO

CUSIP No. 428103105	13D	Page 6 of 8 pages

Explanatory Note

This Amendment No. 6 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on December 17, 2019 (as amended, the “Statement”), relating to the Class A Shares representing limited partner interests (the “Class A Shares”) of Hess Midstream LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

2023 Secondary Offering

On May 16, 2023, the Issuer, New HESM GP LP, New HESM GP LLC, Hess Investments, Blue Holding, and Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters listed therein (the “Underwriters”), entered into an Underwriting Agreement (the “2023 Underwriting Agreement”), pursuant to which the Underwriters agreed to purchase from each of Hess Investments and Blue Holding, subject to and upon the terms and conditions set forth therein, 5,550,000 Class A Shares at a price of $26.12 per share (the “2023 Secondary Offering”).

Pursuant to the 2023 Underwriting Agreement, each of Hess Investments and Blue Holding granted the Underwriters an option, exercisable for 30 days, to purchase up to an additional 832,500 Class A Shares at $26.12 per share. The Underwriters elected to exercise the option in full. The sale of an aggregate of 12,765,000 Class A Shares to the Underwriters was consummated on May 19, 2023. In connection with the sale, each of Hess Investments and Blue Holding redeemed 6,382,500 OpCo Class B Units for a corresponding number of Class A Shares.

Pursuant to the 2023 Underwriting Agreement, the Issuer, Hess Investments, Blue Holding and certain directors and officers of the Issuer have agreed not to sell or otherwise dispose of any Class A Shares held by them for a period ending 60 days after the date of the 2023 Underwriting Agreement without first obtaining the written consent of the representatives of the Underwriters, subject to certain exceptions.

The above description of the 2023 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth the aggregate number of Class A Shares and percentage of Class A Shares outstanding beneficially owned by each of the Reporting Persons, as well as the number of Class A Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 56,858,493 Class A Shares outstanding following the consummation of the 2023 Secondary Offering:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Hess Midstream GP LP	898,000	1.6%	0	898,000	0	898,000
Hess Midstream GP LLC	898,000	1.6%	0	898,000	0	898,000
Hess Infrastructure Partners GP LLC	898,000	1.6%	0	898,000	0	898,000
Hess Investments North Dakota LLC	90,629,676	61.8%	0	90,629,676	0	90,629,676
Hess Corporation	90,629,676	61.8%	0	90,629,676	0	90,629,676

CUSIP No. 428103105	13D	Page 7 of 8 pages

New HESM GP LP is the record holder of 898,000 Class A Shares. HIP GP LLC is the sole member of New HESM GP LLC, which is the general partner of New HESM GP LP. HIP GP LLC is a 50/50 joint venture between Hess Investments and Blue Holding. As such, each of the foregoing entities may be deemed to beneficially own the securities held of record by New HESM GP LP.

In addition, Hess Investments is the record holder of 89,731,676 Opco Class B Units, which may be redeemed for Class A Shares on a one-for-one basis at the option of the holder.

Hess Investments is an indirect, wholly owned subsidiary of Hess Corporation. As a result, Hess Corporation may be deemed to share beneficial ownership of the securities held of record by Hess Investments and New HESM GP LP.

(c)	Except as described in Item 4, none of the Reporting Persons nor Related Persons has effected any transactions in the Class A Shares or Opco Class B Units during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the 2023 Underwriting Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit Number*	Description

11	Underwriting Agreement, dated as of May 16, 2023, by and among Hess Midstream LP, Hess Midstream GP LP, Hess Midstream GP LLC, Hess Investments North Dakota LLC, GIP II Blue Holding, L.P., Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on May 19, 2023).

CUSIP No. 428103105	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2023

HESS MIDSTREAM GP LP
By: Hess Midstream GP LLC, its general partner

By:	/s/ Jonathan C. Stein
Name: Jonathan C. Stein
Title: Chief Financial Officer

HESS MIDSTREAM GP LLC

By:	/s/ Jonathan C. Stein
Name: Jonathan C. Stein
Title: Chief Financial Officer

HESS INFRASTRUCTURE PARTNERS GP LLC

By:	/s/ Jonathan C. Stein
Name: Jonathan C. Stein
Title: Chief Financial Officer

HESS INVESTMENTS NORTH DAKOTA LLC

By:	/s/ Jonathan C. Stein
Name: Jonathan C. Stein
Title: Vice President

HESS CORPORATION

By:	/s/ John P. Rielly
Name: John P. Rielly
Title: Executive Vice President and Chief Financial Officer